UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)

AmeriServ Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03074A102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 03074A102	Page 2 of 13

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Financial Stocks Capital Partners III L.P.
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,287,884
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,287,884
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 6.9%(1)
12	Type of Reporting Person PN

CUSIP No.: 03074A102	Page 3 of 13

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Finstocks Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,287,884
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,287,884
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 6.9%(1)
12	Type of Reporting Person OO

CUSIP No.: 03074A102	Page 4 of 13

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Elbrook Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,287,884
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,287,884
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 6.9%(1)
12	Type of Reporting Person OO

CUSIP No.: 03074A102	Page 5 of 13

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) FSI Group, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,287,884
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,287,884
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 6.9%(1)
12	Type of Reporting Person OO

CUSIP No.: 03074A102	Page 6 of 13

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Steven N. Stein
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,287,884
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,287,884
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 6.9%(1)
12	Type of Reporting Person IN

CUSIP No.: 03074A102	Page 7 of 13

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) John M. Stein
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,287,884
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,287,884
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 6.9%(1)
12	Type of Reporting Person IN

_______________
(1)
Based on 18,794,888 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q for the quarter ending September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014.

CUSIP No.: 03074A102	Page 8 of 13

Item 1
	(a)	Name of Issuer:

AmeriServ Financial, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

Main & Franklin Street P.O. Box 430 Johnstown, Pennsylvania 15907-0430 United States of America

Item 2
	(a)	Name of Person Filing:
		1.	Financial Stocks Capital Partners III L.P.
		2.	Finstocks Capital Management, LLC
		3.	Elbrook Holdings, LLC
		4.	FSI Group, LLC
		5.	Steven N. Stein
		6.	John M. Stein

	(b)	Address of Principal Business Office or, if none, Residence:
		1.	1300 Carew Tower 441 Vince Street Cincinnati, Ohio 45202
		2.	1300 Carew Tower 441 Vince Street Cincinnati, Ohio 45202
		3.	1300 Carew Tower 441 Vince Street Cincinnati, Ohio 45202
		4.	1300 Carew Tower 441 Vince Street Cincinnati, Ohio 45202

CUSIP No.: 03074A102	Page 9 of 13

	5.	1300 Carew Tower 441 Vince Street Cincinnati, Ohio 45202
	6.	1300 Carew Tower 441 Vince Street Cincinnati, Ohio 45202

	(c)	Citizenship:
	1.	Delaware
	2.	Delaware
	3.	Delaware
	4.	Delaware
	5.	United States of America
	6.	United States of America

	(d)	Title of Class of Securities:

Common stock; par value $0.01 per share

	(e)	CUSIP Number:

03074A102

Item 3	Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):
	(a)	[ ] Broker or Dealer registered under Section 15 of the Act;
	(b)	[ ] Bank as defined in section 3(a) (6) of the Act;
	(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act;
	(d)	[ ] Investment Company registered under section 8 of the Investment Company Act of 1940;
	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.: 03074A102	Page 10 of 13

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J);
(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]
Item 4 Ownership:
(a)	Amount Beneficially Owned:

1,287,884

(b)	Percent of Class:

6.9%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,287,884
(iii) Sole power to dispose of or direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,287,884

Financial Stocks Capital Partners III L.P. is the record owner of the shares of the security being reported. Finstocks Capital Management, LLC is the general partner of Financial Stocks Capital Partners III L.P. Finstocks Capital Management, LLC is a subsidiary of Elbrook Holdings, LLC, which is in turn a subsidiary of FSI Group, LLC, a company controlled by Steven N. Stein and John M. Stein. Therefore, Finstocks Capital Management, LLC, Elbrook Holdings, LLC, FSI Group, LLC, and Steven N. Stein and John M. Stein indirectly have the power to vote and dispose of the shares being reported, and, accordingly, may be deemed the beneficial owners of such shares. The foregoing should not be construed in and of itself as an admission by Finstocks Capital Management, LLC, Elbrook Holdings, LLC, FSI Group, LLC, or Steven N. Stein or John M. Stein as to the beneficial ownership of the shares owned by Financial Stocks Capital Partners III L.P. A Joint Filing Agreement is attached hereto as Exhibit 1.

CUSIP No.: 03074A102	Page 11 of 13

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 03074A102	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015	FINANCIAL STOCKS CAPITAL PARTNERS III L.P.
	By:	Finstocks Capital Management, LLC
General Partner

	By:	/s/ John M. Stein
John M. Stein President

FINSTOCKS CAPITAL MANAGEMENT, LLC

	By:	/s/ John M. Stein
John M. Stein President

ELBROOK HOLDINGS, LLC

	By:	/s/ John M. Stein
John M. Stein President

FSI GROUP, LLC

	By:	/s/ John M. Stein
John M. Stein President

/s/ Steven M. Stein
STEVEN M. STEIN

/s/ John M. Stein
JOHN M. STEIN

CUSIP No.: 03074A102	Page 13 of 13

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: February 10, 2015	FINANCIAL STOCKS CAPITAL PARTNERS III L.P.
	By:	Finstocks Capital Management, LLC
General Partner

	By:	/s/ John M. Stein
John M. Stein President

FINSTOCKS CAPITAL MANAGEMENT, LLC

	By:	/s/ John M. Stein
John M. Stein President

ELBROOK HOLDINGS, LLC

	By:	/s/ John M. Stein
John M. Stein President

FSI GROUP, LLC

	By:	/s/ John M. Stein
John M. Stein President

/s/ Steven M. Stein
STEVEN M. STEIN

/s/ John M. Stein
JOHN M. STEIN